POWER OF ATTORNEY

I, Robert H. Boswell, an appointed Officer of PHC, Inc. d/b/a Pioneer Behavioral Health, hereby grant Power of Attorney to Bruce Shear, Paula Wurts, and/or Janet Esterkes TO ACT in my name, place and stead which I could do, if I were personally present, to make, execute, endorse, accept and deliver in my name, only those documents, which must be submitted to the Securities and Exchange Commission in a timely manner.

Said documents are limited to Forms 3, 4 and 5 at any time which Attorney (s) deem necessary.

IN WITNESS WHEREOF, I have executed this power of attorney this 23rd day of July, 2009

/s/ Robert H. Boswell
WITNESS:

/s/ Amber Doreen